PRESS RELEASE

Magic Software Acquires PowWow Creator of SmartUX™, A leading Low-Code Development Platform for Mobilizing and Modernizing Enterprise Apps

The Acquisition is The Latest Step in Magic’s Journey to Expand its End-to-End Offering of Digital Transformation for the Enterprise and Enables Magic to accelerate its Growth

Or Yehuda, Israel, May 13, 2019 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end low code integration and application development platforms solutions and IT consulting services, announced that it has completed the acquisition of San Francisco based, PowWow Inc.

PowWow’s SmartUX™ is redefining digital transformation in the enterprise arena. The rapid low code development platform enables organizations to simplify and transfer existing business processes over cross-platform web and mobile apps delivering new and intelligent “enterprise to edge” experiences.

PowWow’s SmartUX™, launched in 2016, accelerates enterprise modernization by delivering powerful, modern native mobile and web apps faster and more economically. It allows the enterprise to rapidly transform any Windows or web application, workflow or data source into a full responsive and secure app that runs anywhere and on any device, with no disruption to the business.

The market for low-code development platforms is large, and the highest-growth years are still ahead. Leading market analysts expects the market to increase to $21.2 billion by 2022, up from $3.8 billion in 2017, a CAGR of 41%.

Magic expects this transaction to be accretive to earnings in 18-24 months, following investment in product localization for opening new markets in additional territories as well as intensive sales and marketing efforts.

“We are thrilled to welcome PowWow’s SmartUX™ to our product portfolio, and see this acquisition as an important step in Magic’s strategy and market positioning. By bringing together the strengths of the Magic’s Low Code paradigm and PowWow’s platform, Magic is able to offer to new and existing clients a strong portfolio of solutions and services that are well-tuned for the high demand of today’s digital workplace”, commented Guy Bernstein, Magic Software’s chief executive officer. The pace of digital transformation is accelerating at companies all around the world, with organizations seeking to modernize their tech infrastructure at a rapid pace with the goal of becoming more efficient and effective in their operations. Magic Software is proud to be part of this wave.

“As part of the Magic organization, the PowWow team and customers will have access to extensive resources and a global network of relationships,” said Rafael Santini, PowWow’s SVP of Sales. “Incorporating our solution with the Magic xpi low code integration platform and allowing access to additional professional resources provided by Magic will strengthen PowWow’s competitive marketplace position and allow us to continue to add key capabilities to our customers.”

Magic and PowWow senior management will participate in the Gartner AADI summit on Monday, May 20-21, 2019, London, UK, and will be available for one-on-one, or group meetings throughout the conference.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of powerful and versatile end-to-end, on-premises and cloud-based integration and low-code application development platforms. With over 30 years of experience, 24 regional offices, millions of installations worldwide, and strategic alliances with global IT leaders, Magic enables its customers to seamlessly adopt new technologies and maximize business opportunities. Magic collaborates closely with its customers and thousands of business partners in 50 countries to accelerate their business performance.

For more information, visit www.magicsoftware.com.

About PowWow Inc

PowWow Inc., a San Francisco based company, is redefining digital transformation in the enterprise arena. Their rapid mobile and web app solution, SmartUX™, enables organizations to simplify and extend business apps to mobile and web by modernizing and streamlining existing processes to deliver new and intelligent “enterprise to edge” experiences.  For more information, visit www.powwowmobile.com, on Twitter @powwowmobile or on LinkedIn.

Press Contact:

Noam Amir

Magic Software Enterprises

noama@magicsoftware.com

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission. Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release. Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.